UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number: 000-11743

WACOAL HOLDINGS CORP.

(Translation of registrant’s name into English)

29, Nakajima-cho, Kisshoin, Minami-ku

Kyoto, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	August 1, 2011	Consolidated Business Result for the First Quarter of the Fiscal Year Ending March 31, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)

By:	/s/ Ikuo Otani
Ikuo Otani
Managing Director and General Manager of Corporate Planning

Date: August 1, 2011

Exhibit 1

[Translation]

Consolidated Business Results for the First Quarter of the Fiscal Year Ending March 31, 2012

[U.S. Accounting Standards]

July 29, 2011

Listed Company:	Wacoal Holdings Corp.	Stock Exchanges: Tokyo, Osaka
Code Number:	3591 (URL: http://www.wacoalholdings.jp/)
Representative:	Position: President and Representative Director
Name: Yoshikata Tsukamoto
For Inquiries:	Position: Managing Director and General Manager of Corporate Planning
	Name: Ikuo Otani	Tel: +81 (075) 682-1028

Scheduled submission date of quarterly report:	August 15, 2011
Scheduled start date of dividend payment:	—
Supplementary materials regarding quarterly business results:		None
Explanatory meeting regarding quarterly business results:		None

(Amounts less than 1 million yen have been rounded)

1.	First Quarter of the Fiscal Year Ending March 31, 2012 (April 1, 2011 – June 30, 2011)

(1)	Consolidated Business Results

(% indicates increase (decrease) from the corresponding period of the previous fiscal year)

	Net Sales		Operating Income		Pre-tax Net Income[1]		Net Income Attributable to Wacoal Holdings Corp.
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
First Quarter ended June 30, 2011	41,845	2.1	3,521	40.8	3,959	109.0	2,336	119.5
First Quarter ended June 30, 2010	40,989	8.6	2,501	145.2	1,894	553.1	1,064	100.8

(Note)	Quarterly comprehensive income:	3,514 million yen (an increase of 1,557.5%) for the first quarter ended June 30, 2011
212 million yen (a decrease of 96.8%) for the first quarter ended June 30, 2010

	Net Income Attributable to Wacoal Holdings Corp. Per Share	Diluted Net Earnings Attributable to Wacoal Holdings Corp. Per Share
	Yen	Yen
First Quarter ended June 30, 2011	16.59	16.57
First Quarter ended June 30, 2010	7.54	7.53

(2)	Consolidated Financial Condition

	Total Assets	Total Equity (Net Assets)	Total Shareholders’ Equity	Total Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
	Million Yen	Million Yen	Million Yen	%	Yen
As of June 30, 2011	215,596	169,526	167,615	77.7	1,190.02
As of the end of Fiscal Year (March 31, 2011)	215,345	168,867	166,967	77.5	1,185.44

[1]

This item refers to “income before income taxes, equity in net income (loss) of affiliated companies, and net loss (income) attributable to noncontrolling interests” in the consolidated statements of income included in our annual report on Form 20-F for the fiscal year ended March 31, 2011.

2.	Status of Dividends

	Annual Dividend
	End of First Quarter	End of Second Quarter	End of Third Quarter	Year-End	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal Year Ended March 31, 2011	—	—	—	20.00	20.00
Fiscal Year Ending March 31, 2012	—
Fiscal Year Ending March 31, 2012 (Estimates)		—	—	20.00	20.00

(Note)	Revision of estimated dividends announced during the latest quarter: None

3.	Forecast of Consolidated Business Results for the Fiscal Year Ending March 31, 2012 (April 1, 2011 – March 31, 2012)

(% indicates changes from prior fiscal year and from six-month period ended September 30, 2010 for the six-month period)

	Net Sales		Operating Income		Pre-tax Net Income		Net Income Attributable to Wacoal Holdings Corp.		Net Income Attributable to Wacoal Holdings Corp. Per Share
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%	Yen
Six-Month Period Ending September 30, 2011	86,000	0.1	6,000	(2.5)	6,500	21.9	3,800	36.6	26.98
Fiscal Year Ending March 31, 2012	167,700	1.2	7,800	83.3	8,400	124.7	5,200	98.9	36.92

(Note)	Revision of forecast of consolidated business results announced during the latest quarter: Yes

4.	Other

(1)	Changes in significant subsidiaries in the first quarter of the current fiscal year: None (i.e., changes in specified subsidiaries (tokutei kogaisha) which involve change in scope of consolidation)

(2)	Application of simplified accounting methods and specific accounting methods: None

(3)	Changes in accounting principles:

(i)	Changes due to modifications in accounting standards, etc.: None

(ii)	Changes other than (i) above: None

(4)	Number of Issued Shares (Common Stock)

		First Quarter ended June 30, 2011	Fiscal Year ended March 31, 2011

(i)	Number of issued shares (including treasury stock) as of the end of:	143,378,085 shares	143,378,085 shares

(ii)	Number of shares held as treasury stock as of the end of:	2,527,110 shares	2,529,607 shares

(iii)	Average number of shares during (Consolidated First Quarter ended June 30):	140,847,377 shares	141,196,784 shares (First Quarter ended June 30, 2010)

*Notes on Implementation of Quarterly Review Procedures

This summary of quarterly financial results is not subject to the quarterly review procedures based on the Financial Instruments and Exchange Law. The review procedures for the quarterly financial statements based on the Financial Instruments and Exchange Law had not been completed at the time of disclosure of this summary of quarterly financial results.

*Cautionary Statement regarding Forecast of Business Results

The forecast of business results is based on information available as of the date this data were released and, due to various risks, uncertainties and other factors arising in the future, actual results in the future may differ largely from our estimates.

These risks, uncertainties and other factors include: the impact of the ongoing global economic downturn and financial crisis; the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture, market and sell products in Japan and our other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand and operate our network of specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs; our ability to attract and retain highly qualified personnel; effects of irregular weather events on our business and performance; risks related to conducting our business internationally; risks from acquisitions and other strategic transactions with third parties; risks from disputes relating to intellectual property; our ability to fully comply with all applicable laws and regulations regarding the protection of customer information and our ability to protect our trade secrets; our ability to establish and maintain effective internal controls; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; direct or indirect adverse effects on the Company of the major earthquake and tsunami that struck Northeast Japan on March 11, 2011 and the impact of any other natural disaster or epidemic on our business; risks of not successfully collecting return of investment in new markets; and other risks referred to from time to time in Wacoal Holdings’ filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Table of Contents for Attached Materials

1.	Qualitative Information Regarding Consolidated Performance during the First Quarter

(1)	Qualitative Information Regarding Consolidated Business Results

(i)	Performance Overview of the First Quarter

During the first quarter of the current fiscal year, the environment surrounding our group continued to be impacted by certain downturn factors such as weak economic activities resulting from limited power supply, in addition to the damages caused by the earthquake that struck Japan on March 11, 2011 and subsequent tsunami (the “Earthquake”).

The fashion and clothing industry was also impacted by and continued to remain in a severe condition as a result of an increased consumer awareness regarding living standards and weak consumer spending, despite signs of recovery in sales of the fashion products other than daily necessities.

In this business environment, our group (primarily Wacoal Corp., our core operating entity) has launched the second year of our three-year mid-term plan and sought to improve profitability through structural reform of our domestic business and made efforts in strengthening growth by actively developing our overseas business, mainly in China.

As a result of the above, with respect to our consolidated business results for the first quarter of the current fiscal year, overall sales increased as compared to the corresponding period of the previous fiscal year mainly due to the favorable performance of Wacoal Corp. and our business in China, which increased compared to the results from the corresponding period of the previous fiscal year. Operating income increased as compared to the corresponding period of the previous fiscal year due to Wacoal Corp.’s efforts in reducing costs and expenses and improvement in profitability of our domestic subsidiaries.

Net Sales:	41,845 million yen (an increase of 2.1% as compared to the corresponding period of the previous fiscal year)

Operating income:	3,521 million yen (an increase of 40.8% as compared to the corresponding period of the previous fiscal year)

Pre-tax net income:[2]	3,959 million yen (an increase of 109.0% as compared to the corresponding period of the previous fiscal year)

Net income attributable to Wacoal Holdings Corp.:	2,336 million yen (an increase of 119.5% as compared to the corresponding period of the previous fiscal year)

(ii)	Business Overview of the Operating Segment

a.	Wacoal Business (Domestic)

In Wacoal Corp.’s Wacoal brand business, sales of most of the core brassieres, mainly the spring campaign products, showed steady performance, after our announce of “body aging (physiological changes associated with aging)”, which stemmed from the results of Wacoal Corp. Human Science Research Center’s research in April 2010. Conversely, sales of girdles were below the results for the corresponding period of the previous fiscal year, due to the weak performance of our new Style Science functional underwear series. In addition, sales of our seasonal undergarments were below the results for the corresponding period of the previous fiscal year due to lack of certain products and low-priced products sold by our competitors. As a result of the above, overall sales of our core Wacoal brand business exceeded the results for the corresponding period of the previous fiscal year.

In our Wing brand business, overall sales of girdles were below the results for the corresponding period of the previous fiscal year, despite steady performance of brassieres, similar to the Wacoal brand business. Sales of our undergarments also exceeded the results for the corresponding period of the previous fiscal year as a result of our successful promotional campaign focusing on the odor-free features of our garments, despite the impact of mass merchandisers’ private-label brand products and the products sold by our competitors. With respect to men’s undergarments, although sales of our Style Science series products were weak, sales exceeded the results for the corresponding period of the previous fiscal year, as a result of expansion of brands targeted at senior consumers and casual sports and an increasing demand for Heya Teko (thin and light designed under-drawers) and other undergarments during the summer. Due to the above, overall sales of our Wing brand business exceeded the results for the corresponding period of the previous fiscal year.

[2]

This item refers to “income before income taxes, equity in net income (loss) of affiliated companies, and net loss (income) attributable to noncontrolling interests” in the consolidated statements of income included in our annual report on Form 20-F for the fiscal year ended March 31, 2011.

Regarding our retail business, we implemented organizational restructuring to expand shares in high volume products, and sales at our direct retail store AMPHI increased due to an increase in the number of shop visitors as a result of improvement of brand recognition and average customer spending. Furthermore, overall sales of our retail business exceeded the results for the corresponding period of the previous fiscal year due to steady sales from our Wacoal Factory Stores in general, despite the partial damages to the stores as a result of the effects of the Earthquake.

In our wellness business, although sales of sports tights and bras from our sports conditioning wear “CW-X” brand showed favorable performance, overall sales from our wellness business were below the results for the corresponding period of the previous fiscal year due to a decrease in sales from TV infomercials as a result of the effects of the Earthquake.

In our catalog sales business, overall sales exceeded the results for the corresponding period of the previous fiscal year due to the steady performance of catalog sales and the expansion of internet sales.

As seen above, overall sales of Wacoal Corp. exceeded the results for the corresponding period of the previous fiscal year due to increased sales from our retail business, in addition to our core operating businesses, Wacoal and Wing brand. Our operating income also exceeded the results for the corresponding period of the previous fiscal year due to our successful efforts in improving our sales-to-profit ratio and cost-cutting initiatives, a part of our structural reform that we have implemented from the previous fiscal year.

Net Sales:	28,552 million yen (an increase of 3.7% as compared to the corresponding period of the previous fiscal year)

Operating income:	2,818 million yen (an increase of 40.9% as compared to the corresponding period of the previous fiscal year)

b.	Wacoal Business (Overseas)

As for our overseas operations (from January 2011 to March 2011), we actively made efforts in expanding our U.S. market share and enhancing our product lineup mainly at department stores, which make up our major clients, as well as in expanding sales in surrounding countries while consumer spending is recovering in the United Sates. Net sales denominated in U.S. dollars exceeded the results from the previous fiscal year as a result of the continuing strong performance of our reasonably-priced brassiere and functional bottom products from the previous fiscal year and the launch of our internet sales in August 2010, which exceeded our original expectations; however, net sales fell below the results for the corresponding period of the previous fiscal year due the strength of the Japanese yen against the U.S. dollar. With respect to profitability, operating income exceeded the results for the corresponding period of the previous fiscal year due to an improvement in our sales-to-profit ratio accompanied with cost reduction efforts, in addition to an increase in net sales. The exchange rate in the first quarter of the current fiscal year was 81 yen per dollar (compared to 90 yen per dollar for the corresponding period of the previous fiscal year).

As for our business in China, while the Chinese economy continued to expand despite elements of instability, consumer spending showed rather slowing but steady performance, and we continued to make efforts in strengthening our product lineup and in actively promoting the opening of new stores mainly in inner mainland China. Although net sales largely exceeded the results for the corresponding period of the previous fiscal year as a result of new store openings, operating income was below the results for the corresponding period of the previous fiscal year as a result of increases in expenses incurred for shop openings and promotional expenses to improve our brand recognition.

Net Sales:	5,452 million yen (an increase of 3.8% as compared to corresponding period of the previous fiscal year)

Operating income:	537 million yen (a decrease of 16.5% as compared to the corresponding period of the previous fiscal year)

c.	Peach John Business

With respect to Peach John Co., Ltd. (“Peach John”) (for the period from March 2011 to May 2011), although our Sendai branch was impacted by the damages caused by the Earthquake and it was affected significantly by delayed deliveries of products to our direct retail stores in Japan, shortened business hours and approximately one (1) month suspension of our mail-order sales, Peach John resumed its business in April.

In our mail-order sales, net sales fell below the results for the corresponding period of the previous fiscal year as a result of the suspension of our core underwear catalogue sales due to the Earthquake and the delay in recording period of sales due to the changes in sales schedule. Net sales from our direct retail stores also fell below the results for the corresponding period of the previous fiscal year due to a decrease in the number of shops as compared to the corresponding period of the previous fiscal year, in addition to the impact of the Earthquake. As for our directly-managed overseas stores, although the five stores opened in Shanghai showed weak performance, our two directly-managed stores in Hong Kong showed steady performance; however, overall sales from our Peach John business were significantly affected by the weak performance of our domestic business due to the Earthquake and were below the results for the corresponding period of the previous fiscal year.

With respect to profitability, profitability of our domestic business showed gradual improvement and we achieved a surplus as a result of our efforts to achieve efficiency by reassessing the media through which we advertize and to cut labor costs and constant expenses through integration and elimination of business offices conducted during the previous fiscal year; however, we suffered an operating loss as a result of an increase in expenses incurred for the expansion of business in China as well as the effect of our amortization costs, which we record every fiscal year, in addition to the impact of the Earthquake.

Net Sales:	2,749 million yen (a decrease of 9.1% as compared to the corresponding period of the previous fiscal year)

Operating income:	(56) million yen (as compared to 198 million yen of operating loss incurred for the corresponding period of the previous fiscal year)

d.	Other

With respect to the business of Lecien Corporation (“Lecien”), sales from our core innerwear products showed favorable performance as a result of the expansion of offering products jointly developed with our major clients. Conversely, net sales from our apparel business, which offers outerwear products, fell below the results for the corresponding period of the previous fiscal year due to a reduction in the number of products we offer. As a result, although net sales from Lecien remained at the same level for the corresponding period of the previous fiscal year, operating income exceeded the results for the corresponding period of the previous fiscal year as a result of our successful efforts in improving profitability and cost-cutting initiatives.

As for Nanasai Co., Ltd. (“Nanasai”), which engages in the manufacturing, sales and rental business of mannequins and interior design and construction of stores at commercial facilities, Net sales were below the results for the corresponding period of the previous fiscal year, despite the steady performance of product sales, as a result of completion of the shop renovations of department stores during the previous fiscal year, as well as the poor performance of short-term rental business of mannequins due to the restrained investments and cancellation of various events by our business partners caused by the impact of the Earthquake. In terms of profitability, we achieved a surplus as compared to the results for the corresponding period of the previous fiscal year, during which we suffered an operating loss, as we were successful in implementing a thorough reassessment of costs.

Net Sales:	5,092 million yen (a decrease of 1.8% as compared to the corresponding period of the previous fiscal year)

Operating income:	222 million yen (an increase of 296.4% as compared to the corresponding period of the previous fiscal year)

(2)	Qualitative Information regarding Consolidated Financial Condition

(i)	Status of Assets, Liabilities and Total Shareholders’ Equity

Our total assets as of the end of the current consolidated first quarter were 215,596 million yen, an increase of 251 million yen from the end of the previous fiscal year, as a result of an increase in investments due to changes in stock prices.

With respect to liabilities, our current and long-term liabilities were 46,070 million yen, a decrease of 408 million yen from the end of the previous fiscal year as a result of a decrease in accrued amount payable, a decrease in accrued bonuses due to the payment of summer bonus and a decrease in accrued taxes due to the payment of income taxes.

Total Wacoal Holdings Corp. Shareholders’ equity was 167,615 million yen, an increase of 648 million yen from the end of the previous fiscal year, due to foreign currency exchange adjustments and fluctuations of unrealized gain on securities.

As a result of the above, our total shareholders’ equity ratio as of the end of the current consolidated first quarter was 77.7%, an increase of 0.2% from the end of the previous fiscal year.

(ii)	Cash Flow Status

Cash and cash equivalents as of the end of the first quarter of the current fiscal year were 25,027 million yen, a decrease of 1,954 million yen from the end of the previous fiscal year.

(Cash Used in Operating Activities)

Cash flow used in operating activities was 394 million yen, an increase of 485 million yen as compared to the corresponding period of the previous fiscal year, after adjustments of changes in assets and liabilities, to the net income of 2,380 million yen plus the adjustments of depreciation expenses and deferred taxes.

(Cash Used in Investment Activities)

Cash flow used in investment activities was 657 million yen, a decrease of 1,225 million yen as compared to the corresponding period of the previous fiscal year, due to such things as the acquisition of marketable securities and tangible fixed assets, despite proceeds from the sale and redemption of marketable securities.

(Cash Used in Financing Activities)

Cash flow used in financing activities was 991 million yen, an increase of 613 million yen as compared to the corresponding period of the previous fiscal year, due to such things as cash dividend payments.

(3)	Qualitative Information regarding Forecast of Consolidated Business Results

We have revised our forecast of consolidated business results for the consolidated second quarter and the fiscal year ending March 31, 2012 as follows since our announcement on May 13, 2011.

(Forecast of Consolidated Business Results for the Consolidated Second Quarter of the Fiscal Year ending March 31, 2012)

Net Sales:	86,000 million yen (an increase of 0.1% as compared to the corresponding period of the previous fiscal year)

Operating income:	6,000 million yen (a decrease of 2.5% as compared to the corresponding period of the previous fiscal year)

Pre-tax net income:	6,500 million yen (an increase of 21.9% as compared to the corresponding period of the previous fiscal year)

Net income attributable to Wacoal Holdings Corp.:	3,800 million yen (an increase of 36.6% as compared to the corresponding period of the previous fiscal year)

(Forecast of Consolidated Business Results for the Fiscal Year ending March 31, 2012)

Net Sales:	167,700 million yen (an increase of 1.2% as compared to the previous fiscal year)

Operating income:	7,800 million yen (an increase of 83.3% as compared to the previous fiscal year)

Pre-tax net income:	8,400 million yen (an increase of 124.7% as compared to the previous fiscal year)

Net income attributable to Wacoal Holdings Corp.:	5,200 million yen (an increase of 98.9% as compared to the previous fiscal year)

As for sales during the consolidated second quarter, despite the temporary decrease due to the impact of the Earthquake, sales recovered in April and we expect that overall sales from Wacoal Corp. and other subsidiaries will exceed our original expectations. In addition, we expect that profits will exceed our original expectations as a result of the improvement in gross margin on sales as a result of sales which we expect to exceed the results previously forecasted and our cost-cutting initiatives (mainly the selling, general and administrative expenses) throughout the group.

Despite the uncertainties on the circumstances of the limited power supply and economic environment, we expect that the sales and profits for the fiscal year ending March 31, 2012 will exceed our original expectations, after considering the forecast of consolidated business results for the consolidated second quarter of the current fiscal year ending March 31, 2011.

Although there is a sign of improvement in the consumer spending (as compared to the status right after the Earthquake), we expect to face a continued difficult environment to forecast economy. Under such circumstances, we plan to expand sales by continuously developing products with real value.

As for Wacoal Corp., we will continue to seek to improve the profitability structure of our domestic business through structural reform, will promote developing products based on the new key-word “body aging of belly and hips (physiological changes associated with aging)”, which stemmed from the new results of Wacoal Corp. Human Science Research Center’s research, and will vitalize bottom products, in addition to the brassiere which is showing a sign of recovery. We will also actively make efforts to expand our retail business and wellness business, which we believe have further growth potential, and will aim for collaborations with our business partners which can exercise the resources of our group, as a whole, including Lecien and for expansion of our market share.

As for our overseas business, our business in the United States continues to show steady performance while the influence of the exchange rate is a concern. We will make efforts to further enhance our product lineup including by the launch of new products, and to expand our sales channels. In China, despite various risk factors, we will make efforts to expand sales by shop openings and by proactively conducting promotional activities, while accurately responding to changes in the business environment.

2.	Matters Concerning Summaries (Other Information)

(1)	Summary of Changes in Significant Subsidiaries during the Current Consolidated Quarter:

Not applicable.

(2)	Application of Simplified Accounting Methods and Specific Accounting Methods:

Not applicable.

(3)	Summary of Changes in Accounting Principles:

Not applicable.

3.	Consolidated Financial Statements

(1)	Consolidated Balance Sheets

Accounts		Previous Fiscal Year as of March 31, 2011	Current Consolidated First Quarter as of June 30, 2011	Increase/(Decrease)
		Million Yen	Million Yen	Million Yen
(Assets)
I.	Current assets:
	Cash and cash equivalents	26,981	25,027	(1,954)
	Time deposits	698	738	40
	Marketable securities	4,819	4,613	(206)
	Trade accounts	20,871	22,906	2,035
	Allowance for returns and doubtful receivables	(1,549)	(2,069)	(520)
	Inventories	30,956	31,068	112
	Deferred income taxes	5,134	3,863	(1,271)
	Other current assets	2,586	3,541	955

	Total current assets	90,496	89,687	(809)

II.	Property, plant and equipment:

	Land	21,774	21,787	13
	Buildings and building improvements	60,322	60,476	154
	Machinery and equipment	14,023	13,938	(85)
	Construction in progress	93	315	222
		96,212	96,516	304
	Accumulated depreciation	(46,467)	(46,772)	(305)

	Net property, plant and equipment	49,745	49,744	(1)

III.	Other assets:

	Investments in affiliated companies	14,702	15,255	553
	Investments	32,672	33,213	541
	Goodwill	10,367	10,367	—
	Other intangible assets	10,325	10,071	(254)
	Prepaid pension expense	158	447	289
	Deferred income taxes	879	934	55
	Other	6,001	5,878	(123)

	Total other assets	75,104	76,165	1,061

	Total Assets	215,345	215,596	251

Accounts		Previous Fiscal Year as of March 31, 2011	Current Consolidated First Quarter as of June 30, 2011	Increase/(Decrease)
		Million Yen	Million Yen	Million Yen
(Liabilities)
I.	Current liabilities:
	Short-term bank loans	6,117	8,017	1,900
	Notes and accounts payables:
	Trade notes	1,623	1,691	68
	Trade accounts	10,507	10,021	(486)
	Other payables	5,700	4,471	(1,229)
		17,830	16,183	(1,647)
	Accrued payroll and bonuses	6,201	4,638	(1,563)
	Income taxes payable	1,870	648	(1,222)
	Other current liabilities	2,405	4,298	1,893

	Total current liabilities	34,423	33,784	(639)

II.	Long-term liabilities:
	Liability for termination and retirement benefits	2,200	2,151	(49)
	Deferred income taxes	7,441	7,687	246
	Other long-term liabilities	2,414	2,448	34

	Total long-term liabilities	12,055	12,286	231

	Total liabilities	46,478	46,070	(408)

	(Equity)

I.	Common stock	13,260	13,260	—
II.	Additional paid-in capital	29,401	29,403	2
III.	Retained earnings	136,946	136,466	(480)
IV.	Accumulated other comprehensive income (loss):
	Foreign currency translation adjustment	(10,344)	(9,595)	749
	Unrealized gain on securities	2,596	2,894	298
	Pension liability adjustment	(2,002)	(1,926)	76
V.	Treasury stock	(2,890)	(2,887)	3

	Total Wacoal Holdings Corp. shareholders’ equity	166,967	167,615	648
VI.	Noncontrolling interests	1,900	1,911	11

	Total equity	168,867	169,526	659

	Total liabilities and equity	215,345	215,596	251

(2)	Consolidated Quarterly Income Statement

Accounts		Previous Consolidated First Quarter (From April 1, 2010 to June 30, 2010)		Current Consolidated First Quarter (April 1, 2011 to June 30, 2011)		Increase/ (Decrease)
		Million Yen	%	Million Yen	%	Million Yen
I.	Net Sales	40,989	100.0	41,845	100.0	856
II.	Operating costs and expenses
	Cost of sales	19,519	47.6	19,479	46.6	(40)
	Selling, general and administrative expenses	18,969	46.3	18,845	45.0	(124)

	Total operating expenses	38,488	93.9	38,324	91.6	(164)

	Operating income	2,501	6.1	3,521	8.4	1,020
III.	Other income (expenses):
	Interest income	23	0.1	24	0.1	1
	Interest expense	(29)	(0.1)	(21)	(0.0)	8
	Dividend income	351	0.9	426	1.0	75
	Gain (loss) on sale or exchange of marketable securities and investments	—	—	40	0.1	40
	Valuation loss on investment in marketable securities and/or investment securities	(960)	(2.4)	(50)	(0.1)	910
	Other profit and (loss), net	8	0.0	19	0.0	11

	Total other income (expenses)	(607)	(1.5)	438	1.1	1,045

	Pre-tax net income	1,894	4.6	3,959	9.5	2,065
	Income taxes	1,032	2.5	1,974	4.8	942

	Equity in net income of affiliated companies and net income before profit (loss) attributable to noncontrolling interests	862	2.1	1,985	4.7	1,123
	Equity in net income of affiliated companies	262	0.6	395	1.0	133

	Net income	1,124	2.7	2,380	5.7	1,256
	Profit and (loss) attributable to noncontrolling interests	(60)	(0.1)	(44)	(0.1)	16

	Net income attributable to Wacoal Holdings Corp.	1,064	2.6	2,336	5.6	1,272

(3)	Consolidated Quarterly Comprehensive Income Statement

Accounts		Previous Consolidated First Quarter (From April 1, 2010 to June 30, 2010)	Current Consolidated First Quarter (April 1, 2011 to June 30, 2011)	Increase/ (Decrease)
		Million Yen	Million Yen	Million Yen
I.	Net income	1,124	2,380	1,256

II.	Other comprehensive profit (loss) - after adjustment of tax effect:
	Foreign currency exchange adjustment	473	761	288
	Net unrealized gain on securities	(1,469)	297	1,766
	Pension liability adjustment	84	76	(8)

	Total other comprehensive profit (loss)	(912)	1,134	2,046

	Comprehensive profit (loss)	212	3,514	3,302
	Comprehensive profit (loss) attributable to non-controlling interests	(65)	(55)	10

	Comprehensive profit (loss) attributable to Wacoal Holdings Corp.	147	3,459	3,312

(4)	Consolidated Cash Flow Statements

Accounts				Previous Consolidated First Quarter (April 1, 2010 to June 30, 2010)	Current Consolidated First Quarter (April 1, 2011 to June 30, 2011)
				Million Yen	Million Yen
I.			Operating activities
	1.		Net income	1,124	2,380
	2.		Adjustments of net income to cash flow from operating activities
		(1)	Depreciation and amortization	1,122	1,150
		(2)	Allowance for returns and doubtful receivables	552	512
		(3)	Deferred taxes	(49)	1,178
		(4)	Gain (loss) on sale of fixed assets	(127)	49
		(5)	Gain (loss) on sale and exchange of marketable securities and investment securities	—	(40)
		(6)	Valuation loss on investment in marketable securities and investment securities	960	50
		(7)	Equity in net income of affiliated companies (after dividend income)	(57)	(149)
		(8)	Changes in assets and liabilities
			Increase in receivables	(596)	(1,950)
			Decrease in inventories	537	36
			Increase in other current assets	(462)	(937)
			Decrease in payables and accounts payable	(2,035)	(1,573)
			Decrease in reserves for retirement benefits	(215)	(209)
			Decrease in other liabilities	(793)	(897)
		(9)	Other	130	6

			Net cash flow from (used in) operating activities	91	(394)

II.			Investing activities
	1.		Increase in time deposits	(920)	(518)
	2.		Decrease in time deposits	23	478
	3.		Proceeds from sales and redemption of marketable securities	—	700
	4.		Acquisition of marketable securities	—	(700)
	5.		Proceeds from sales of fixed assets	205	15
	6.		Acquisition of tangible fixed assets	(703)	(565)
	7.		Acquisition of intangible fixed assets	(228)	(140)
	8.		Acquisition of investments	(270)	(7)
	9.		Other	11	80

			Net cash flow provided by (used in) investing activities	(1,882)	(657)

III.			Financing activities
	1.		Net increase in short-term bank loans	2,537	1,886
	2.		Repayment of long-term debt	(17)	(18)
	3.		Increase (decrease) in of treasury stock	(4)	3
	4.		Dividends paid in cash to Wacoal Holdings Corp.	(2,824)	(2,817)
	5.		Dividends paid in cash to the non-controlling interests	(70)	(45)

			Net cash flow provided by (used in) financing activities	(378)	(991)

IV.			Effect of exchange rate on cash and cash equivalents	(122)	88

V.			Decrease in cash and cash equivalents	(2,291)	(1,954)
VI.			Initial balance of cash and cash equivalents	24,317	26,981

VII.			Period end balance of cash and cash equivalents	22,026	25,027

Additional Information

			Cash paid for:
			Interest	29	18
			Income taxes, etc.	2,104	2,245
			Investment activities without cash disbursement:
			Acquisition amount of investment securities through stock swap	—	126

(5)	Notes on Going Concern

Not applicable.

(6)	Segment Information

(i)	Operating Segment Information

Previous Consolidated First Quarter (From April 1, 2010 to June 30, 2010)

(Unit: Million Yen)

	Wacoal business (Domestic)	Wacoal business (Overseas)	Peach John business	Other	Total	Elimination or corporate	Consolidated
Net sales
(1) Net sales to outside customers	27,528	5,253	3,023	5,185	40,989	—	40,989
(2) Internal sales or transfers among segments	685	1,493	10	1,063	3,251	(3,251)	—

Total	28,213	6,746	3,033	6,248	44,240	(3,251)	40,989

Operating income (loss)	2,000	643	(198)	56	2,501	—	2,501

Current Consolidated First Quarter (From April 1, 2011 to June 30, 2011)

(Unit: Million Yen)

	Wacoal business (Domestic)	Wacoal business (Overseas)	Peach John business	Other	Total	Elimination or corporate	Consolidated
Net sales
(1) Net sales to outside customers	28,552	5,452	2,749	5,092	41,845	—	41,845
(2) Internal sales or transfers among segments	797	1,467	39	1,238	3,541	(3,541)	—

Total	29,349	6,919	2,788	6,330	45,386	(3,541)	41,845

Operating income (loss)	2,818	537	(56)	222	3,521	—	3,521

(Note)	Core products of respective businesses:
	Wacoal business (Domestic):	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.
	Wacoal business (Overseas):	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.
	Peach John business:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, and other textile-related products, etc.
	Other:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, other textile-related products, mannequins, shop design and implementation, etc.

(ii)	Segment Information by Region

Previous Consolidated First Quarter (From April 1, 2010 to June 30, 2010)

(Unit: Million Yen)

	Japan	Asia	Europe/N.A.	Consolidated
Net sales to outside customers	35,600	2,437	2,952	40,989
Distribution ratio	86.9%	5.9%	7.2%	100.0%

Operating income	1,632	491	378	2,501

Current Consolidated First Quarter (From April 1, 2011 to June 30, 2011)

(Unit: Million Yen)

	Japan	Asia	Europe/N.A.	Consolidated
Net sales to outside customers	36,206	2,743	2,896	41,845
Distribution ratio	86.5%	6.6%	6.9%	100.0%
Operating income	3,017	225	279	3,521

(Note)	1.	Countries or areas are classified according to geographical proximity.
	2.	Major countries and areas included in the respective segments other than Japan:
		Asia: various countries of East Asia and Southeast Asia
		Europe/N.A.: North America and European countries
	3.	Sales are classified according to the locations of the consolidated companies.

(7)	Notes on Significant Changes in the Amount of Total Shareholders’ Equity

Not applicable.

(8)	Status of Sales

Type of product		Previous First Quarter (April 1, 2010 to June 30, 2010)		Current First Quarter (April 1, 2011 to June 30, 2011)		Increase/(Decrease)
		Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Distribution Ratio
		Million Yen	%	Million Yen	%	Million Yen	%
Innerwear	Foundation and lingerie	28,587	69.8	29,795	71.2	1,208	4.2
	Nightwear	2,416	5.9	2,455	5.9	39	1.6
	Children’s underwear	455	1.1	480	1.1	25	5.5
	Subtotal	31,458	76.8	32,730	78.2	1,272	4.0
Outerwear/Sportswear		4,196	10.2	4,123	9.9	(73)	(1.7)
Hosiery		512	1.2	512	1.2	0	0.0
Other textile goods and related products		2,284	5.6	2,031	4.9	(253)	(11.1)
Other		2,539	6.2	2,449	5.8	(90)	(3.5)
	Total	40,989	100.0	41,845	100.0	856	2.1